Exhibit 99.1

STRATEGIC ASSET LEASING, INC.

13576 Walnut Street

Omaha, NE 68144

Financial Statements and Notes

For the Years Ended December 31, 2023 and 2022

Strategic Asset Leasing, Inc.

December 31, 2023 and 2022

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Strategic Asset Leasing, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Strategic Asset Leasing, Inc. (the “Company”) as of December 31, 2023, and 2022, the related statements of operations, stockholders’ equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Going Concern Considerations

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered recurring losses since inception and has not achieved profitable operations, which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

There were no critical audit matters to be communicated from the current period audit of the financial statements.

We have served as the Company’s auditor since 2024.

Short Hills, New Jersey

May 22, 2024

PCAOB registration # 3313

STRATEGIC ASSET LEASING, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2023	December 31, 2022

ASSETS
Current assets:
Cash	$2,808	$75,872
Prepaid expenses	3,840	3,667
Due from related party	-	250,000
Total current assets	6,648	329,539

Other assets
Licenses	2,137,638	2,123,750
Patents	48,420	86,160
Total other assets	2,186,058	2,209,910

Total Assets	$2,192,706	$2,539,449

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$151,259	$8,014
Accrued expenses	2,460	4,742
Related party payable	135,000	-
Note payable	1,332,270	1,347,518
Total current liabilities	1,620,989	1,360,274

Commitments and contingencies	-	-

Stockholders’ equity (deficiency):
Preferred stock Series B, $0.001 par value; 500,000 shares authorized;405,250 issued and outstanding as of December 31, 2023 and December 31, 2022	405	405
Preferred stock Series C, $0.0001 par value; 5,000,000 shares authorized; 1,000,000 issued and outstanding as of December 31, 2023 and December 31, 2022	100	100
Common stock, $0.0001 par value; 1,500,000,000 shares authorized; 1,044,861,360 issued and outstanding as of December 31, 2023 and December 31, 2022	104,486	104,486
Additional paid in capital	3,539,003	3,539,003
Common stock to be issued	851,400	751,400
Accumulated deficit	(3,923,677)	(3,216,219)
Total stockholders’ equity (deficiency)	571,717	1,179,175

Total Liabilities and Stockholders’ equity	$2,192,706	$2,539,449

The accompanying notes are an integral part of these financial statements.

STRATEGIC ASSET LEASING, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Twelve Months Ended
	December 31, 2023	December 31, 2022

Operating expenses:
Professional fees	$600,776	$526,007
General and administrative	30,546	48,367
Total operating expenses	631,322	574,374

Net operating income (loss)	(631,322)	(574,374)

Other (income) expense:
Interest expense	76,214	24,366
Other (income) expense	(78)	(147)
Total Other (income) expense	76,136	24,219

Net income (loss)	$(707,458)	$(598,593)

Basic and diluted income (loss) per share	$(0.00)	$(0.00)

Weighted average number of common shares outstanding - basic	1,044,861,360	1,044,861,360

The accompanying notes are an integral part of these financial statements.

STRATEGIC ASSET LEASING, INC.

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT)

										Accumulated
	Pref. Stock -		Pref. Stock -				Additional			Deficit During	Total Stockholders’
	Series B		Series C		Common Stock		Paid-In	Stock to be	Accumulated	Development	Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Issued	Deficit	Stage	(Deficit)
Balance at December 31, 2021	405,250	$405	1,000,000	$100	1,044,861,360	$104,486	$3,539,003	$-	$(2,617,626)	$-	$1,026,368

Stock subscription/compensation - common stock	-	-	-	-	-	-	-	751,400	-		751,400
Net loss	-	-	-	-	-	-	-	-	(598,593)	-	(598,593)

Balance at December 31, 2022	405,250	$405	1,000,000	$100	1,044,861,360	$104,486	$3,539,003	$751,400	$(3,216,219)	$-	$1,179,175

Stock subscription & license purchase	-	-	-	-	-	-	-	100,000	-		100,000
Net loss	-	-	-	-	-	-	-	-	(707,458)	-	(707,458)

Balance at December 31, 2023	405,250	$405	1,000,000	$100	1,044,861,360	$104,486	$3,539,003	$851,400	$(3,923,677)	$-	$571,717

The accompanying notes are an integral part of these financial statements.

STRATEGIC ASSET LEASING, INC.

CONSOLIDATED STATEMENTS OF CASH FLOW

	For the Twelve Months Ended
	December 31, 2023	December 31, 2022

Cash flows from operating activities:
Net income (loss)	$(707,458)	$(598,593)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock based compensation	-	1,400
Changes in operating assets and liabilities:
Prepaid expenses	(173)	(7,122)
Accounts payable	103,997	4,742
Accrued expenses	(2,282)	-
Related party payable	135,000	-
Net cash used in operating activities	(470,916)	(599,573)

Cash flows from investing activities:
Patent acquisition costs (See Note 4)	37,740	(86,160)
Acquisition of licenses (See Note 4)	(13,888)	(39,248)
Net cash used in investing activities	23,852	(125,408)

Cash flows from financing activities
Proceeds from stock subscriptions	100,000	750,000
Advance/Repayment of advance to shareholder	250,000	(250,000)
Proceeds from notes payable - current portion	24,000	-
Net cash provided by financing activities	374,000	500,000

Net increase (decrease) in cash	(73,064)	(224,981)
Cash - beginning of the year	75,872	300,853
Cash - end of the year	$2,808	$75,872

Supplemental disclosures:
Interest paid	$78,496	$19,624
Income taxes	$-	$-

Supplemental disclosure for non-cash financing activities:
Acquisition of drugs licenses with a promissory note (See Note 5)	$-	$1,347,518

The accompanying notes are an integral part of these financial statements.

Strategic Asset Leasing, Inc.

Notes to Consolidated Financial Statements

December 31, 2023

NOTE 1 – ORGANIZATION AND BASIS OF PRESENTATION

Organization

The accompanying consolidated financial statements include Strategic Asset Leasing, Inc., formerly known as Mammoth Energy Group, Inc. (‘LEAS’ or the ‘Company’), its wholly owned subsidiary and any majority controlling interests.

The Company was incorporated on February 27, 2006, under the laws of the State of Nevada with the aim of pursuing lithium mining. Prior to being domiciled in Nevada, the Company was a Canadian corporation known as Technigen Corporation. In March of 2013, management decided to change the domicile of the Company to Wyoming by filing articles of continuance on March 5, 2013, subsequently dissolving the Nevada corporation.

On December 14, 2020, the Company entered a Stock Purchase Agreement with Dr. Joseph Sinkule for 1,000,000 shares of the Company’s Series C preferred stock.  The purchase price was $110,000. Jason Tucker, the Company’s CEO, resigned from the Company and Mr. Simkule became the Company’s CEO and sole director.

On November 1, 2021, the Company executed an Agreement and Plan of Merger with Anew Acquisition Corp (“ANEW”), including the wholly own subsidiary ANEW Oncology, Inc., whereby each issued and outstanding share of ANEW common stock was converted into the right to receive one-one hundredth (1/100) of a share of the Company’s Series B preferred stock, par value $.001 per share.

After November 1, 2021, the Company will pursue the development of its licensed rights in major world markets to biologic medicines and gene therapies that will be developed and commercialized by the Company and affiliates and/or corporate partners.

On November 1, 2021, the shareholders of the Company approved a name change to ANEW Medical, Inc. and approved a 1-for-2500 reverse split.

On January 4, 2022, the Company filed an Articles of Amendment with the State of Wyoming, changing its name to “ANEW Medical, Inc.” and the contemplated 1-for-2,500 reverse split. During January 2022 and in accordance with SEC Rule 10b-17 and FINRA Rule 6490, the Company submitted documents and other information to FINRA in furtherance of pursuing and obtaining approval of the subject reverse stock split and name change. The Company must submit the additional documents requested by, and necessary to obtain approval of, FINRA in connection with the subject reverse stock split and name change. As of December 31, 2023, the reverse split and name change have not been declared effective by FINRA to broker deals in the quotation system.

On May 30, 2023, the Company entered into a Business Combination Agreement with Redwoods Acquisition Corp., a Delaware corporation (“Redwoods”), and Redwoods wholly owned subsidiary ANEW Medical Sub, Inc., a Wyoming corporation (“Merger Sub”), The Business Combination Agreement and the transactions contemplated thereby were approved by the board of directors of each of Redwoods and the Company.

The Business Combination Agreement provides, among other things, on the Closing Date, upon the terms and conditions set forth herein and in accordance with the applicable provisions of the Wyoming Business Corporations Act (the “WBCA”), Merger Sub will merge with and into the Company, with the Company as the surviving company in the Merger and, after giving effect to such merger, a wholly owned Subsidiary of Redwoods, and each Company Share will be converted into the right to receive the Merger Consideration, on the terms and subject to the conditions set forth in the Business Combination Agreement.

The Business Combination is expected to close, and the related S4 is expected to be effective, in April 2024, following the receipt of the required approval by the stockholders of Redwoods and the Company, approval by the Nasdaq Stock Market (“Nasdaq”) of the initial listing application of the combined company filed in connection with the Business Combination, and the fulfillment of other customary closing conditions.

Business

The Company was formed to develop essential medicines for the treatment of chronic diseases – cancer, cardiovascular, and neurodegenerative disorders. The Company currently has acquired two licensed platforms a generic drug portfolio and a biosimilar biologics platform that uses biologic therapies to treat cancer, and two proprietary, patented technologies involving the melanocortin receptor-binding molecules and a gene therapy platform which uses a gene therapy approach to introduce a therapeutic protein called “Klotho” inside the body to treat neurodegenerative diseases.

On September 12, 2022, the Company acquired five market-approved anti-cancer drugs approved for sale in Germany for $1,386,766. The Market Authorizations (MA’s) are for four of the drugs that comprise the “FOLFOX” and “FOLFIRI” multi-drug regimens used in treatment of metastatic colorectal and gastric cancer and in two of the drugs are used to treat metastatic lung cancer. The drugs are important in the treatment of many solid tumors in both childhood and adult cancers. Previously, the Company acquired two off-patent biogeneric antibodies from Reliance Life Sciences (RLS), the life science arm of Reliance Industries Pvt Ltd. of Navi Mumbai, India.

During January 2023, the Company acquired a treatment for small drug molecules that bind to the melanocortin receptors on human cells and affect skin pigmentation for $20,000.

In accordance with Accounting Standards Codification (“ASC”) 915, Development Stage Entities, the Company is considered to be in the development stage, with limited operations since incorporating in the United States.

Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America.

Use of Estimates

In preparing financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities in the balance sheet and revenue and expenses in the statement of expenses. Actual results could differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified for comparative purposes to conform to the current-year financial statement presentation. These reclassifications had no effect on previously reported results of operations. In addition, certain prior year amounts from the restated amounts have been reclassified for consistency with the current period presentation.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Concentrations of Risk

Cash and cash equivalents deposited with financial institutions are insured by the Federal Deposit Insurance Corporation (“FDIC”). The Company did not hold cash in excess of FDIC insurance coverage at a financial institution as of December 31, 2023 and 2022.

Prepaid Expenses

The Company considers all items incurred for future services to be prepaid expenses. The prepaid expenses were $3,840 and $3,667 at December 31, 2023 and 2022, consisting of the OTC Market annual fee.

Property and equipment

Property and equipment are recorded at cost and depreciated on the straight-line method over the estimated useful lives. Expenditures for normal repairs and maintenance are charged to expense as incurred. The cost and related accumulated depreciation of assets sold or otherwise disposed of are removed from the accounts, and any gain or loss is included in operations.

Licenses

The Company acquires medical licenses for the treatment of medical conditions to market and sell in the future. The initial asset cost is the cost to acquire the license. Once in use, the Company amortizes the license cost over the useful life using the straight-line method.

Patents

The Company records the cost to acquire a commercial license to technologies and patents as the initial asset cost. Once the patents are approved and in use, and assuming no litigations expenses, the Company amortizes the patent cost over the useful life using the straight-line method. The amortization period will not exceed the lifespan of the protection afforded by the patent. If the expected useful life of the patent is even shorter, the Company will use the useful life for amortization purposes. Thus, the shorter length of a patent’s useful life and its legal life will be used for the amortization period.

Valuation of Long-Lived and Intangible Assets

We assess the impairment of long-lived and intangible assets periodically, or at least annually, and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors considered important, which could trigger an impairment review, include the following: significant underperformance relative to historical or projected future cash flows; significant changes in the manner of use of the assets or the strategy of the overall business; and significant negative industry trends. When management determines that the carrying value of long-lived and intangible assets may not be recoverable, impairment is measured as the excess of the assets’ carrying value over the estimated fair value. Management is not aware of any other impairment changes that may currently be required; however, we cannot predict the occurrence of events that might adversely affect the reported values in the future. On an annual basis, the Company tests the long-lived and intangible assets for impairment based on the projected net present value of cash flows for each asset. Prior to the annual impairment test, if circumstances change and a long-lived or intangible asset is deemed impaired, an impairment loss will be immediately recognized in the statements of operations. At December 31, 2022, the date of the last impairment test, it was determined the estimated fair value exceeded the carry value by in excess of 50%.

Derivative Financial Instruments

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all of its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported as charges or credits to income. For option-based derivative financial instruments, The Company uses the Black-Scholes option-pricing model to value the derivative instruments at inception and subsequent valuation dates. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is reassessed at the end of each reporting period. Derivative instrument liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement of the derivative instrument could be required within 12 months of the balance sheet date.

Fair Value Measurements

In September 2006, the FASB issued ASC 820 (previously SFAS 157) which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of ASC 820 were effective January 1, 2008.

As defined in ASC 820, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. The Company classifies fair value balances based on the observations of those inputs. ASC 820 establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement).

The three levels of the fair value hierarchy defined by ASC 820 are as follows:

Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of financial instruments such as exchange-traded derivatives, marketable securities and listed equities.

Level 2 – Pricing inputs are other than quoted prices in active markets included in level 1, which are either directly or indirectly observable as of the reported date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Instruments in this category generally include non-exchange-traded derivatives such as commodity swaps, interest rate swaps, options and collars.

Level 3 – Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value.

The Company did not identify any assets or liabilities that are required to be adjusted on the balance sheet to fair value as of December 31, 2023 and 2022.

Revenue Recognition

Revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration that an entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the Company expects to receive in exchange for those goods. The Company applies the following five-step model in order to determine this amount: (i) identification of the promised goods in the contract; (ii) determination of whether the promised goods are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods and service transfers to the customer. Once a contract is determined to be within the scope of ASC 606 at contract inception, the Company reviews the contract to determine which performance obligations the Company must deliver and which of these performance obligations are distinct. The Company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied or as it is satisfied. Generally, the Company’s performance obligations are transferred to customers at a point in time, typically upon delivery.

Income taxes

The Company’s policy is to provide for deferred income taxes based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates that will be in effect when the differences are expected to reverse. The U.S. Tax Cuts and Jobs Act (TCJA) legislation reduces the U.S. federal corporate income tax rate from 35.0% to 21.0% and is effective June 22, 2018, for the Company. On January 1, 2023, the U.S. federal corporate income tax increased from 21% to 28%. We did not provide any current or deferred U.S. federal income tax provision or benefit for any of the periods presented because we have experienced operating losses since inception. When it is more likely than not that a tax asset cannot be realized through future income the Company must allow for this future tax benefit. We provided a full valuation allowance on the net deferred tax asset, consisting of net operating loss carryforwards, because management has determined that it is more likely than not that we will not earn income sufficient to realize the deferred tax assets during the carryforward period.

The Company is not aware of any uncertain tax position that, if challenged, would have a material effect on the financial statements for the three-months ended December 31, 2023, or during the prior three years applicable under FASB ASC 740. We did not recognize any adjustment to the liability for uncertain tax position and therefore did not record any adjustment to the beginning balance of accumulated deficit on the consolidated balance sheet. The Company is in the process of filing all unfiled tax returns. All tax returns for the Company remain open for examination.

Basic and diluted net income per share

Basic net loss per common share is computed using the weighted average number of common shares outstanding. Diluted earnings per share (EPS) include additional dilution from common stock equivalents, such as stock issuable pursuant to convertible notes. Common stock equivalents are not included in the computation of diluted earnings per share when the Company reports a loss because to do so would be anti-dilutive for the periods presented. On December 31, 2023 the Company’s common stock equivalents consisted of 405,250 shares of Series B preferred stock outstanding which may be converted into 40,525,000 shares of the Company’s common stock and 851,400 shares common stock to be issued for an aggregate of 41,376,400 shares of common stock.

Research and Development Cost

Research and development (R&D) costs are expensed as incurred. R&D costs are related to the Company’s internally funded development of the Company medical licenses and patents. The Company had R&D costs were $-0- for the three and years ended December 31, 2023 and 2022, respectively.

Stock Compensation

The Company accounts for share-based compensation in accordance with the fair value recognition provisions of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) No. 718 and No. 505. The Company issues restricted stock to employees and consultants for their services. Cost for these transactions are measured at the fair value of the equity instruments issued at the date of grant. These shares are considered fully vested and the fair market value is recognized as an expense in the period granted. The Company recognized consulting expenses and a corresponding increase to additional paid-in-capital related to stock issued for services. For agreements requiring future services, the consulting expense is to be recognized ratably over the requisite service period.

The Company uses the Black-Scholes-Merton valuation model for estimating the fair value of traded options and stock warrants. There were no stock warrants or stock options outstanding on December 31, 2023 and 2022.

The Company recorded stock-based compensation of $-0- and $1,400 for the years ended December 31, 2023, and 2022, respectively.

Related Parties

The registrant follows subtopic 850-10 of the FASB Accounting Standards Codification for the identification of related parties and disclosure of related party transactions.

Pursuant to Section 850-10-20 the Related parties include (a) affiliates of the registrant; (b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of Section 825–10–15, to be accounted for by the equity method by the investing entity; (c) trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; (d) principal owners of the registrant; (e) management of the registrant; (f) other parties with which the registrant may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and (g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

The financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of consolidated or combined financial statements is not required in those statements. The disclosures shall include: (a) the nature of the relationship(s) involved; (b) description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which income statements are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; (c) the dollar amounts of transactions for each of the periods for which income statements are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and (d) amounts due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

Recently Issued Accounting Standards

Management believes recently issued accounting pronouncements will have no impact on the financial statements of the Company.

NOTE 2 – GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company has incurred material recurring losses from operations. The Company has not generated material revenues since inception and has generated losses totaling $3,923,677 since inception.

The consolidated financial statements do not contain any adjustments to reflect the possible future effects on the classification of assets or the amounts and classification of liability that may result should the Company be unable to continue as a going concern.

NOTE 3 – SEGMENT DATA

The Company has three reportable segments, which it believes best reflect how the Company is currently managed — Generic Drugs, Gene Therapy and Pharmaceutical Programs. The Generic Drugs segment consists of a portfolio of drugs and biosimilar biologics selling hard-to-source, difficult to find generic drugs and off-patent biologic therapies and proprietary and patented technology platforms that include a library of melanocortin receptor-binding molecules, an invitro diagnostic for neurodegenerative diseases. The Generic Drug segment operations focuses on bringing various generic drugs to market primarily in the U.S. and Europe markets. The Gene Therapy segment uses a gene therapy approach to introduce a therapeutic protein called “Klotho” inside the body to treat neurodegenerative diseases and other diseases of aging. The Pharmaceutical Programs segment consists of treatments using small drug molecules that bind to the melanocortin receptors on human cells and affect skin pigmentation and other initiatives. The assets of the segments consist of the following at December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022

Generic drugs:
Licenses	$2,101,713	$2,123,750
Gene therapy:
Patents	48,420	86,160
Pharmaceutical programs:
Licenses	36,015	-
Total	$2,186,148	$2,209,910

The following table presents the Company’s reportable segment results for the three and Years ended December 31, 2023 and 2022:

	For the Twelve Months Ended
	December 31, 2023	December 31, 2022

Expenses:
Generic drugs	$355,358	$402,543
Gene therapy	339,600	196,050
Pharmaceutical programs	12,500	-
Total	707,458	598,593

Net loss:
Generic drugs	(355,358)	(402,543)
Gene therapy	(339,600)	(196,050)
Pharmaceutical programs	(12,500)	-
Total	$(712,095)	$(598,593)

NOTE 4 – LICENCES AND PATENTS

Licenses

During 2015, the Company acquired two licenses two licensed platform technologies, a biosimilar biologics platform that uses biologic therapies to treat cancer – recombinant antibodies, and a gene therapy platform which uses a gene therapy approach to introduce a therapeutic protein called “Klotho” inside the body to treat neurodegenerative diseases. The licenses were valued at $736,983.

On September 12, 2022, the Company acquired four market-approved anti-cancer drugs approved for sale in Germany for $1,308,270. The purchase price consisted of a short-term promissory note for $1,308,270. The purchase price represents the fair value of the intangible asset based on the net present value of the projected gross profit to be generated by the licenses.

On January 27, 2023, the Company signed a License Agreement with Teleost Biopharmaceutic, LLC to acquire various assets for the Company’s proprietary pharmaceutical program segment. The license includes the use of patented small drug molecules that bind to the melanocortin receptors on human cells and affect skin pigmentation. The terms include a $10,000 fee for signing the agreement and a $50,000 payment on January 27, 2024. The Company will pay for all new patent costs for new discoveries and new treatments. The Company will make standard commercial development-based milestone payments for the various stages of license development and regulatory approval. In addition, the Company will make royalty payments on the net sales for commercial products. Beginning in 2025, the Company will also pay patent and license maintenance fees.

On March 5, 2023, the Company signed a Non-Exclusive License Agreement with Heidelberg University to grant non-exclusive rights to various licenses owned and under development by the university. The licenses includes the use of modified AAV capsid polypeptides for treatment of muscular diseases. The terms include a €50,000 ($56,325) fee for signing the agreement and €100,000 ($112,650) payment within 60 days of the anniversary of signing the agreement. The Company will pay €1,000,000 ($1,126,500) for each assignment of a right to a license owned by the university. For new licenses, the Company will make standard commercial development-based milestone payments for the various stages of license development and regulatory approval. The Company will make 2 % royalty payments by January 31st each year during the term of the agreement for each licensed product for the proceeding calendar year. At December 31, 2023, the Company paid $56,325 under the agreement.

On December 1, 2023, the Company signed a license agreement with TransferTech Sherbooke for the rights to develop and commercialize the technology of a “Needleless Syringe”. Under the terms of the agreement the Company pays a $26,060 upfront fee and royalty fees on the license income. In addition, TransferTech Sherbooke will be compensated with $50,000 in unregistered shares of the Company’s common stock the day prior to the merger pending merger with Redwoods Acquisition Corp. The shares issued will be calculated on a post-reverse split basis. The Company has a planned 1-for-2500 reverse stock split of its common stock was not declared effective as of December 31, 2023 by FINRA to broker deals in the quotation system. The Company has not commenced developing the technology. The amount due under the agreement was $26,060 at December 31, 2023.

The total licenses were $2,137,638 and $2,123,750 at December 31, 2023 and 2022, respectively, in the accompanying consolidated balance sheet. The licenses are not in use. Once the licenses are in use, the licenses will be amortized over the useful life.

Patents

The Company is acquiring patents for Alzheimer, ALS and other items from third-party. As of December 31, 2023, the patents have not been finalized. Once the patents are declared effective, the Patents will be amortized over the shorter of a patent’s useful life and its legal useful life. The patent cost incurred as of December 31, 2023 and 2022 was $48,420 and $86,160, respectively, and reported as patents in the accompanying consolidated balance sheet. At December 31, 2023, certain patent costs of $47,740 was deemed not capitalizable and were expensed as professional fees in the accompanying statements for operations.

NOTE 5 – NOTES PAYABLE

On September 12, 2022, the Company issued a $1,308,270 promissory note to acquired four market-approved anti-cancer drugs. See Note 4 – Licenses and Patents for a further discussion. The promissory note bears interest at 6% and a maturity date of June 30, 2023. The Company has agreed to make a monthly interest payment of $6,541. By agreement, the interest will stop accruing at June 30, 2023. As of December 31, 2023 and Company made interest payments of $78,496 to fully satisfy the interest obligation under the promissory note. The unpaid balance principal balance was $1,308,270 and $1,352,260 at December 31, 2023 and 2022, respectively.

On December 12, 2023, the Company issued a $24,000 promissory note to a member of the CEO household and not a related party. The promissory note accrued interest at a one-time interest fee of $2,460. The unpaid balance principal and interest balance was $26,460 at December 31, 2023.

NOTE 6 – EQUITY TRANSACTIONS

The Company was established with three classes of stock, common stock – 1,500,000,000 shares authorized at a par value of $0.0001 Class B preferred stock 500,000 shares authorized at a par value of $0.001 and Class C preferred stock 5,000,000 shares authorized at a par value of $0.0001.

On December 31, 2023 and 2022, the Company issue and outstanding common stock was 1,044,861,360 shares, 405,250 shares of Class B preferred stock and 1,000,000 shares of Class C preferred stock.

On November 1, 2021, the shareholders of the Company approved a 1-for-2500 reverse split. As of December 31, 2023, the reverse split has not been declared effective by FINRA to broker deals in the quotation system.

On February 1, 2022, the Company entered into a Stock Purchase Agreement with an individual to sell 1,666,667 shares of the Company’s common stock for $250,000 or $0.15 shares. The shares issued will be calculated on a post-reverse split basis. The Company has a planned 1-for-2500 reverse stock split of its common stock was not declared effective as of December 31, 2023 by FINRA to broker deals in the quotation system. The shares have not been issued to the individual at December 31, 2023.

On February 22, 2022, the Company entered into a consulting agreement to provide service to the Company. Pursuant to the agreement, the consultant is compensated with 1,000,000 shares of the Company’s restricted common stock. The shares were valued at $0.0014 per share. The shares have not been issued to the consultant on December 31, 2023.

On September 12, 2022, the Company entered into a Stock Purchase Agreement with an individual to sell 2,000,000 shares of the Company’s common stock for $500,000 or $0.25 shares. The shares issued will be calculated on a post-reverse split basis. The Company has a planned 1-for-2500 reverse stock split of its common stock was not declared effective as of December 31, 2023 by FINRA to broker deals in the quotation system. The shares have not been issued to the individual at December 31, 2023.

On August 15, 2023, the Company entered into a Stock Purchase Agreement with an individual to sell 300,000 shares of the Company’s restricted common stock for $75,000 or $0.25 shares. The shares issued will be calculated on a post-reverse split basis. The Company has a planned 1-for-2500 reverse stock split of its common stock was not declared effective as of December 31, 2023 by FINRA to broker deals in the quotation system. The shares have not been issued to the individual on December 31, 2023.

On August 15, 2023, the Company entered into a Stock Purchase Agreement with an individual to sell 100,000 shares of the Company’s restricted common stock for $25,000 or $0.25 shares. The shares issued will be calculated on a post-reverse split basis. The Company has a planned 1-for-2500 reverse stock split of its common stock was not declared effective as of December 31, 2023 by FINRA to broker deals in the quotation system. The shares have not been issued to the individual on December 31, 2023.

NOTE 7 – MATERIAL CONTRACTS

On November 27, 2014, the Company signed a License Agreement and a Manufacturing and Supply Agreement  for the monoclonal antibody development license and supply agreement and related manufacturing with Reliance Life Sciences (RLS), the life science arm of Reliance Industries Pvt Ltd, the largest private company in India. The contract expires on November 27, 2024 with a 10-year renewal option. The License Agreement entitles the Company to pay $100,000 per product for a total of three products with milestone payments for meeting certain criteria. In addition, the Company will pay a quarterly royalty payment of 5% on net sales of finished products. The Manufacturing and Supply Agreement contains an estimated acquisition price of active pharmaceutical ingredients (API ) of $350,000 per Kg for each product developed. As of December 31, 2023, the Company has not generated any activity under the agreement.

On October 1, 2020, the Company entered into a three-year Management Consulting Services Agreement with an individual to provide various services including raising funds for the Company. The contact terminates on December 31, 2023. The consultant is compensated with 3% of the net proceeds of the any contractual relationship and equity compensation of up to 3% of the value of the business development contract with restricted share of the Company’s common stock. As of December 31, 2023, the Company has not generated any activity under the agreement.

On November 19, 2021, the Company sign a consulting agreement with an individual to raise capital for new medical products and commercialize such products for a 5% commission fee. As of December 31, 2023, the Company has not generated any activity under the agreement.

On January 24, 2022, the Company signed an exclusive, world-wide License Agreement with the University of Barcelona for a cell and/or gene therapy that has shown compelling activity in animal models of human Alzheimer’s disease and amyotrophic lateral sclerosis (“ALS” or “Lou Gehrig’s disease”). The gene therapy will also be applied to age-related diseases and rare (“Orphan”) diseases. Beginning on December 15, 2022, the Quarterly license fee is 10,000 Euros. In addition, the Company will pay a Royalty equal to 3% of net sales of finished products. For the years ended December 31, 2023 and 2022, the Company owes $-0- under the agreement.

On April 5, 2022, the Company entered into a Business Development and Consulting Agreement with an individual to serve as the Company’s chief business officer. Beginning on May 1, 2022, the consultant is compensated with $10,000 a month for the three months ended July 31, 2022 and $15,000 thereafter. The consultant works approximately 80 hours a month. In addition to cash considerations, the consultant was compensated with 1,000,000 shares of the Company’s common stock valued at $1,400 or $0.0014 per share. As of December 31, 2023, the shares have not been issued to the consultant. The Contract was terminated on August 15, 2022 with no amount due to the consultant.

On October 19, 2022, the Company sign a M&A/Capital Markets Advisory Agreement with a firm to advise and assist the Company in negotiating the terms and conditions with respect to a potential sale, purchase, merger, joint venture, business combination, material change of control, or similar transaction involving the Company and a strategic acquirer and/or private or publicly listed entity or business, including a Special Purpose Acquisition Company (SPAC), and with respect to any offerings of any equity, equity-linked or debt securities of the Company or any other party to a financing transaction and perform such other financial advisory services to the Company. The Company will compensate the firm with an M&A fee, a financing fee and expenses.

Upon consummation of a transaction, the Company will pay the firm an M&A fee consisting of an aggregate of a sum equal to the greater of $2,500,000 or the sum of the following amounts:

●	four percent (4.0%) of the first $100 MM of Aggregate Value;

●	three percent (3.0%) of any amount of the Aggregate Value between $100 MM and $200 MM;

●	two percent (2.0%) of any amount of the Aggregate Value between $200 MM and $300MM;

●	one percent (1.0%) of any amount of the Aggregate Value exceeding $300 MM

In addition, the Company will pay the firm a financing fee of seven percent (7%) of the aggregate amount of proceeds received from investors in the financing of any equity or equity-linked securities and three percent (3%) of the aggregate amount of proceeds received from the Financing of any non-equity-linked debt securities and credit facilities. As of December 31, 2023, the Company owes $-0- under the agreement.

On February 1, 2023, the Company entered into a Consulting Agreement with an individual to advise the Company in the general field of melanocortins, melanocortin receptors and melanocortin receptor-binding molecules. The consultant will be compensated with $2,500 for 12 months ending on February January 31, 2024. The Consultant was paid $10,000 upfront for the first four months and $2,500 during March 2023 for an aggregate of $12,500. The Contract was terminated during March 2023 and with no amount due to or due from the Consultant.

NOTE 8 – RELATED PARTIES

On June 8, 2020, the Company signed a Management Consulting Services Agreement with an individual to provide services to the Company. In addition, the individual has been appointed a director and an officer of the Company. The individual is compensated with $10,000 per month. At December 31, 2023, the individual is owed $55,000 under the consulting agreement with the Company.

On October 10, 2021, the Company signed an Employment Agreement with Dr, Joseph Sinkule to serve as the Company’s CEO for three years ending on October 9th 2024. In addition, My Sinkule will serve as a member of the board of directors for a five-year term. Mr. Sinkule’s annual salary will be $240,000 per year and increase to $360,000 per year upon raising a total of five million dollars ($5,000,000) or more in equity and/or debt financing. The Company’s CEO has earned $240,000 for the years ended December 31, 2023 and 2022. At December 31, 2023, the Company’s CEO is owed $80,000 under the agreement.

During November 2022, the Company advanced a shareholder $300,000 as a short-term loan. The loan is non-interest bearing and due by the end of December 2022. The shareholder repaid $50,000 during December 2022 and $250,000 in January 2023 to fully satisfy the advance. At December 31, 2023 and 2022, the loan balance was $-0- and $250,000, respectively and is reported in due from related party in the accompanying consolidated balance sheets.

At December 31, 2023, the aggregate related party payable was $135,000 and is reported as related party payable in the accompanying consolidated balance sheets.

NOTE 9 – INCOME TAXES

The Company’s policy is to provide for deferred income taxes based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates that will be in effect when the differences are expected to reverse. We did not provide any current or deferred U.S. federal income tax provision or benefit for any of the periods presented because we have experienced operating losses since inception. When it is more likely than not that a tax asset cannot be realized through future income the Company must allow for this future tax benefit. We provided a full valuation allowance on the net deferred tax asset, consisting of net operating loss carryforwards, because management has determined that it is more likely than not that we will not earn income sufficient to realize the deferred tax assets during the carryforward period.

The Company is not aware of any uncertain tax position that, if challenged, would have a material effect on the financial statements for the year ended December 31, 2023 or during the prior three years applicable under FASB ASC 740. We did not recognize any adjustment to the liability for uncertain tax position and therefore did not record any adjustment to the beginning balance of accumulated deficit on the balance sheet. All tax returns for the Company remain open for examination.

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before provision for income taxes. The sources and tax effects of the differences for the periods presented are as follows:

	2023	2022
Income tax provision at the federal statutory rate	28%	21%
Effect on operating losses	(28)%	(21)%

The net deferred tax assets consist of the following:

	December 31, 2023	December 31, 2022
Deferred tax asset	$1,098,630	$675,406
Valuation allowance	(1,0968,630)	(675,406)
Net deferred tax asset	$-	$-

The change in the valuation allowance for the year ended December 31, 2022 was an increase of $423,224.

NOTE 10 – SUBSEQUENT EVENTS

On January 19, 2024, the Company entered into a Stock Purchase Agreement with an individual to sell 200,000 shares of the Company’s restricted common stock for $50,000 or $0.25 shares. The shares issued will be calculated on a post-reverse split basis. The Company has a planned 1-for-2500 reverse stock split of its common stock was not declared effective as of December 31, 2023 by FINRA to broker deals in the quotation system. The shares have not been issued to the individual on May 22, 2024.

The Company’s S4 with Redwoods Acquisition Corp. was declared effective by the SEC on February 14, 2024. The required approval by the stockholders of Redwoods and the Company, approval by the Nasdaq Stock Market (“Nasdaq”) of the initial listing application of the combined company filed in connection with the Business Combination, and the fulfillment of other customary closing conditions is expected to be completed in Mayl 2024.

On February 29, 2024, the Company granted three individuals, two executives and an organization 9,900,000 unregistered shares of the Company’s Common stock for services performed for the Company. The shares issued will be calculated on a post-reverse split basis. The Company has a planned 1-for-2500 reverse stock split of its common stock was not declared effective as of December 31, 2023 by FINRA to broker deals in the quotation system. The shares were valued at $43,560 or $0.0044 per share. The shares have not been issued to the individuals, executives or the university on May 22, 2024.

On March 1, 2024, the Company filed a Certificate of Designation with the State of Wyoming to authorize 160,000 shares of Series D Preferred Stock with a par value of $0.001. The Series D Preferred Stock shall earn cumulative cash dividend at the annual rate of 6.0% of the original purchase price per share. Each Series D Preferred Stock shall be converted into such number of fully paid and nonassessable shares of common stock as determined by (i) dividing the original issue price by the automatic conversion rate and (ii) and dividing by the result quotient of ten (10). Each share of Series D Preferred Stock shall automatically be converted into shares of the Company stock prior to the consummation of the Company’s SPAC transaction.

On March 4, 2024, the Company sold 50,000 shares of Series D Preferred Stock for $125,000 or $2.5 per share to an investor. In addition, the investor was granted 100,000 shares of =Series D Preferred Stock as a commitment fee and a warrant to purchase 1,500,000 shares of the Company’s unregistered common stock. The warrant has an excise price of $2.5 per share and expires on March 4, 2027. The Company will value the warrant using the Black-Scholes-Merton valuation model for estimating the fair value of call options.

On March 15, 2024, the Company signed a Management Consulting Services Agreement with an individual in exchange of 30,000 shares of Series B Preferred stock originally issued on November 1, 2021. On March 31, 2024, the Company cancelled the 30,000 shares of Series B Preferred Stock. The individual is granted a call option for 3,000,000 unregistered shares of the Company’s Common stock at a $30 acquisition price. The call option expires on March 15, 2029. The shares issued will be calculated on a post-reverse split basis. The Company has a planned 1-for-2500 reverse stock split of its common stock was not declared effective as of December 31, 2023 by FINRA to broker deals in the quotation system. The shares were valued at $18,000 or $0.006 per share. The shares have not been issued to the individuals, executives or the university on May 22, 2024.

On March 15, 2024, the Company signed a Management Consulting Services Agreement to an individual for services to the Company. The individual is compensated with a call option for 1,000,000 unregistered shares of the Company’s Common stock at a $10 acquisition price. The call option expires on March 15, 2029. The shares issued will be calculated on a post-reverse split basis. The Company has a planned 1-for-2500 reverse stock split of its common stock was not declared effective as of December 31, 2023 by FINRA to broker deals in the quotation system. The shares were valued at $6,000 or $0.006 per share. The shares have not been issued to the individuals, executives or the university on May 22, 2024.

On March 15, 2024, the Company signed a Management Consulting Services Agreement with a university for services to the Company. The university is compensated with a call option for 2,000,000 unregistered shares of the Company’s Common stock at a $20 acquisition price. The call option expires on March 15, 2029. The Company has a planned 1-for-2500 reverse stock split of its common stock was not declared effective as of December 31, 2023 by FINRA to broker deals in the quotation system. The shares were valued at $12,000 or $0.006 per share. The shares have not been issued to the individuals, executives or the university on May 22, 2024.

On March 25, 2024, the Company signed an Equity for Consulting Agreement with an individual to serve as the Company’s Chief Business Officer. The individual is compensated with 1,000,000 unregistered shares of the Company’s Common stock and $10,000 per month effective the first day of Company’s de-SPAC and public trading. The shares issued will be calculated on a post-reverse split basis. The Company has a planned 1-for-2500 reverse stock split of its common stock was not declared effective as of December 31, 2023 by FINRA to broker deals in the quotation system. The shares were valued at $6,700 or $.0067 per share. The shares have not been issued to the individual on May 22, 2024.

On March 27, 2024, the Company amended the December 1, 2023 license agreement with TransferTech Sherbooke to remove the equity compensation of $50,000 in unregistered shares of the Company’s common stock for a lump sum cash payment of $50,000 within 10 days after the pending merger with Redwoods Acquisition Corp. The December 1, 2023 license agreement with TransferTech Sherbooke contains the rights to develop and commercialize the technology of a “Needleless Syringe”. On March 31, 2024, the Company cancelled 50,000 authorized but unissued unregistered shares of the Company’s Common stock which were due under the agreement.

On March 28, 2024, the Company signed a Securities Purchase Agreement with an investor for a $1,300,000 convertible promissory note which will fund upon closing the business combination with Redwoods Acquisition Corp under the Company’s S-4 declared effective on February 14, 2024. The business combination is expected to close in May 2024. This convertible promissory note will mature 24 months after the aforementioned closing date. The interest on this note shall commence accruing on the original issuance date and shall be payable, at the Company’s option, either (i) in cash at 10% per annum or (ii) in freely tradable common shares (at the lower of the conversion price or 10% discount to the lowest of 5-day VWAP prior to the interest payment date) at 15% per annum. In addition, the convertible promissory note may be converted upon the aforementioned closing of the business combination at $9.00 per share; provided, however, the conversion price shall be subject to a conversion reset as set forth in this convertible note payable. The floor conversion price is the floor price that is in compliance with the requirements of the Nasdaq Stock Market LLC or another national exchange.

On March 28, 2024, the Company signed a Securities Purchase Agreement with an investor for a $700,000 convertible promissory note which will fund upon closing the business combination with Redwoods Acquisition Corp under the Company’s S-4 declared effective on February 14, 2024. The business combination is expected to close in May 2024. This convertible promissory note will mature 24 months after the aforementioned closing date. The interest on this note shall commence accruing on the original issuance date and shall be payable, at the Company’s option, either (i) in cash at 10% per annum or (ii) in freely tradable common shares (at the lower of the conversion price or 10% discount to the lowest of 5-day VWAP prior to the interest payment date) at 15% per annum. In addition, the convertible promissory note may be converted upon the aforementioned closing of the business combination at $9.00 per share; provided, however, the conversion price shall be subject to a conversion reset as set forth in this convertible note payable. The floor conversion price is the floor price that is in compliance with the requirements of the Nasdaq Stock Market LLC or another national exchange.

On April 22, 2024, the Company signed a $2,000,000 convertible promissory note with an investor. The convertible promissory note will mature on April 22, 2026. The note is expected to fund upon closing the business combination with Redwoods Acquisition Corp under the Company’s S-4 declared effective on February 14, 2024. The business combination is expected to close in May 2024.The interest on this note shall be payable, at the Company’s option, either (i) in cash at 10% per annum or (ii) in freely tradable Common Shares (at the lower of the conversion price or 10% discount to the lowest of 5-day VWAP prior to the interest payment date) at 15% per annum. In addition, the convertible promissory note may be converted upon the aforementioned closing of the business combination at $9.00 per share; provided, however, the conversion price shall be subject to a conversion reset as set forth in this convertible note payable. The floor conversion price is the floor price that is in compliance with the requirements of the Nasdaq Stock Market LLC or another national exchange.

The Company evaluated all events or transactions that occurred through May 22, 2024. During this period, the Company did not have any other material recognizable subsequent events.